UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Zoltek Companies, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

98975W104
(CUSIP Number)

JEFFRY N. QUINN
QUINPARIO PARTNERS LLC
12935 North Forty Drive, Suite 201
St. Louis, Missouri 63141
(314) 548-6200

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON QUINPARIO PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 150,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON JEFFRY N. QUINN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 388,200*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 388,200*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,200*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON IN

* Includes 238,200 Shares held in a revocable trust.

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON FRONTFOUR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 213,592
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 213,592
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON FRONTFOUR OPPORTUNITY FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,564
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 35,564
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON FRONTFOUR CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 494,228
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 494,228
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON FRONTFOUR CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,564
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 35,564
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON STEPHEN LOUKAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 529,792
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 529,792
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON DAVID A. LORBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 529,792
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 529,792
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON ZACHARY GEORGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 529,792
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 529,792
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON J. GOLDMAN MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 704,114
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 704,114
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON J. GOLDMAN & CO., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 704,114
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 704,114
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON J. GOLDMAN CAPITAL MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 704,114
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 704,114
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON JAY G. GOLDMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 704,114
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 704,114
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON SCOGGIN CAPITAL MANAGEMENT II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 577,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 577,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 577,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON SCOGGIN INTERNATIONAL FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 577,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 577,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 577,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON SCOGGIN WORLDWIDE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 273,553
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 273,553
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON SCOGGIN LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,427,553
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,427,553
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,427,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON OLD BELLOWS PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 273,553
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 273,553
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON OLD BELL ASSOCIATES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 273,553
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 273,553
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON DEV CHODRY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 273,553
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 273,553
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON CRAIG EFFRON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,427,553
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,427,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,427,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON CURTIS SCHENKER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,427,553
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,427,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,427,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON ARTHUR WRUBEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 430,937
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 430,937
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,937
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON WALTER THOMAS JAGODINSKI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON JAMES P. HEFFERNAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON EDGAR G. HOTARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98975W104

1	NAME OF REPORTING PERSON JOHN RUTLEDGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98975W104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Zoltek Companies, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 3101 McKelvey Road, St. Louis, Missouri 63044.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Quinpario Partners LLC, a Missouri limited liability company (“Quinpario”), with respect to the Shares directly and beneficially owned by it;

(ii)	Jeffry N. Quinn, with respect to the Shares directly and beneficially owned by him and as the Chairman and Chief Executive Officer of Quinpario;

(iii)	FrontFour Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iv)	FrontFour Opportunity Fund Ltd., a mutual fund trust formed under the laws of British Columbia, Canada (the “Canadian Fund”), with respect to the Shares directly and beneficially owned by it;

(v)
FrontFour Capital Group LLC, a Delaware limited liability company (“FrontFour Capital”), as the investment manager of the Master Fund  and of certain managed accounts and the sub-adviser of an event driven portfolio (collectively, the “Separately Managed Accounts”);

(vi)	FrontFour Capital Corp., a corporation formed under the laws of British Columbia, Canada (“FrontFour Corp.”), as the investment manager of the Canadian Fund;

(vii)	Stephen Loukas, as the managing member and principal owner of FrontFour Capital and principal owner of FrontFour Corp.;

(viii)	David A. Lorber, as the managing member and principal owner of FrontFour Capital and principal owner of FrontFour Corp.;

(ix)	Zachary George, as the managing member and principal owner of FrontFour Capital and principal owner of FrontFour Corp.;

(x)	J. Goldman Master Fund, L.P., a limited partnership organized under the laws of the British Virgin Islands (“JGC Master Fund”), with respect to the Shares directly and beneficially owned by it;

CUSIP NO. 98975W104

(xi)	J. Goldman & Co., L.P., a Delaware limited partnership (“JGC”), as the investment adviser of JGC Master Fund;

(xii)	J. Goldman Capital Management, Inc., a Delaware corporation (“JGC Management”) as the general partner of JGC;

(xiii)	Jay G. Goldman, as the President of JGC and sole director of JGC Management;

(xiv)	Scoggin Capital Management II LLC, a Delaware limited liability company (“Scoggin Capital”), with respect to the Shares directly and beneficially owned by it;

(xv)	Scoggin International Fund, Ltd., a Cayman Islands exempted company (“Scoggin International”), with respect to the Shares directly and beneficially owned by it;

(xvi)	Scoggin Worldwide Fund, Ltd., Cayman Islands exempted company (“Scoggin Worldwide”), with respect to the Shares directly and beneficially owned by it;

(xvii)
Scoggin LLC, a New York limited liability company (“Scoggin LLC”), as the investment manager of Scoggin Capital and Scoggin International and the investment sub-manager for equity and event-driven investing for Scoggin Worldwide;

(xviii)	Old Bellows Partners LP, a Delaware partnership (“Old Bellows”), as the investment manager of Scoggin Worldwide;

(xix)	Old Bell Associates LLC, a New York limited liability company (“Old Bell Associates”), as the general partner of Old Bellows;

(xx)	Dev Chodry, as the managing member of Old Bell Associates;

(xxi)	Craig Effron, as the managing member of Scoggin LLC;

(xxii)	Curtis Schenker, as the managing member of Scoggin LLC;

(xxiii)	Arthur Wrubel, with respect to the Shares directly and beneficially owned by him;

(xxiv)	Walter Thomas Jagodinski;

(xxv)	James P. Heffernan;

(xxvi)	Edgar G. Hotard; and

(xxvii)	Dr. John Rutledge.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

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(b)           The principal business address of each of Quinpario and Mr. Quinn is 12935 North Forty Drive, Suite 201, St. Louis, Missouri 63141.

The principal business address of each of FrontFour Capital and Messrs. George, Lorber and Loukas is 68 Southfield Avenue, Two Stamford Landing, Suite 290, Stamford, Connecticut 06902.  The principal business address of the Master Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands.  The principal business address of each of FrontFour Corp. and the Canadian Fund is 2600-1075 West Georgia Street, Vancouver, British Columbia V6E 3C9.  The officers and directors of each of Master Fund, Canadian Fund and FrontFour Corp. and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

The principal business address of JGC Master Fund is Palm Grove House, Box 438, Road Town, Tortola, British Virgin Islands.  The principal business address of each of JGC, JGC Management and Mr. Goldman is 510 Madison Avenue, New York, NY 10022. The officers and directors of JGC Management and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

The principal business address of each of Scoggin International and Scoggin Worldwide is c/o Mourant Cayman Nominees, Ltd., Third Floor, Harbour Centre, P.O. Box 1348, Grand Cayman KY1-1108, Cayman Islands.  The principal business address of each of Scoggin Capital, Scoggin LLC, Old Bellows, Old Bell Associates and Messrs. Chodry, Effron and Schenker is 660 Madison Avenue, New York, New York 10021.  The officers and directors of each of Scoggin International and Scoggin Worldwide and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

The principal business address of Mr. Wrubel is 535 Madison Avenue, 26th Floor, New York, New York 10022.

The principal business address of Mr. Jagodinski is 6415 Thomas Drive, Unit 1702, Panama City Beach, Florida 32408.  The principal business address of Mr. Heffernan is 1012 Bay Street, Delray Beach, Florida 33483.  The principal business addresses of Mr. Hotard are Hotard Management Trust, 4747 Research Forest Drive, Suite 180-235, The Woodlands, Texas 77381 and HAO Capital LLC, 2/F, No. 2 NongZhanGuan BeiLi, Chaoyang District, Beijing 100125 China.  The principal business address of Dr. Rutledge is 9 Carmel Bay Drive, Corona del Mar, California 92625.

(c)           Quinpario is a private investment and operations company focused on the specialty chemicals and performance materials sector.  Mr. Quinn is the Chairman and Chief Executive Officer of Quinpario.

The principal business of each of the Master Fund and the Canadian Fund is investing in securities.  FrontFour Capital is the investment manager of the Master Fund and the Separately Managed Accounts.   FrontFour Corp. is the investment manager of the Canadian Fund. Each of Messrs. George, Lorber and Loukas is a managing member and principal owner of FrontFour Capital and principal owner of FrontFour Corp.

The principal business of JGC Master Fund is investing in securities. The principal business of JGC is serving as a portfolio management company and investment adviser to multi strategy hedge funds, including the JGC Master Fund.  The principal business of JGC Management is serving as the general partner of JGC.  Mr. Goldman is the President of JGC and sole director of JGC Management.

CUSIP NO. 98975W104

The principal business of each of Scoggin International and Scoggin Worldwide is investing in securities. Scoggin Capital is an event-driven, special situations hedge fund.  The principal business of Scoggin LLC is acting as the investment manager of Scoggin Capital and Scoggin International and the investment sub-manager for equity and event-driven investing for Scoggin Worldwide.  Old Bellows acts as the investment manager of Scoggin Worldwide.  Old Bell Associates is the general partner of Old Bellows. Mr. Chodry is the managing member of Old Bell Associates and Messrs. Effron and Schenker are the managing members of Scoggin LLC.

The principal occupation of Mr. Wrubel is as a private investor.

The principal occupation of Mr. Jagodinski is as a private investor.  The principal occupation of Mr. Heffernan is as a private investor.  The principal occupation of Mr. Hotard is as an Operating Partner of HAO Capital, a private equity firm based in Beijing and Hong Kong and a Venture Partner at ARCH Venture Partners, a provider of seed / early stage venture capital for technology firms.  The principal occupation of Dr. Rutledge is as the Chairman of Rutledge Capital, a private equity investment firm, member of the Advisory Boards of B.V. Group, a venture capital, hedge fund and real estate investment firm, and First Q Capital, a hedge fund.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Quinn, Loukas, George, Lorber, Wrubel, Jagodinski, Heffernan, Hotard and Dr. Rutledge are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Quinpario were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.   The Shares purchased by Mr. Quinn through his revocable trust were purchased with trust funds. The aggregate purchase price of the 150,000 Shares directly beneficially owned by Quinpario is approximately $1,086,902, including brokerage commissions.  The aggregate purchase price of the 238,200 Shares held in Mr. Quinn’s revocable trust is approximately $1,781,758, including brokerage commissions.

The Shares purchased by each of the Master Fund, the Canadian Fund and held in the Separately Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 213,592 Shares directly beneficially owned by the Master Fund is approximately $1,856,882, excluding brokerage commissions.  The aggregate purchase price of the 35,564 Shares directly beneficially owned by the Canadian Fund is approximately $308,847, excluding brokerage commissions.   The aggregate purchase price of the 280,636 Shares held in the Separately Managed Accounts is approximately $2,437,098, excluding brokerage commissions.

CUSIP NO. 98975W104

The Shares purchased by JGC Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 704,114 Shares directly beneficially owned by JGC Master Fund is approximately $4,360,895, including brokerage commissions.

The Shares purchased by each of Scoggin Capital, Scoggin International and Scoggin Worldwide were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 577,000 Shares directly beneficially owned by Scoggin Capital is approximately $4,922,344, including brokerage commissions. The aggregate purchase price of the 577,000 Shares directly beneficially owned by Scoggin International is approximately $4,922,344, including brokerage commissions.  The aggregate purchase price of the 273,553 Shares directly beneficially owned by Scoggin Worldwide is approximately $2,324,380, including brokerage commissions.

The Shares purchased by Mr. Wrubel were purchased with personal funds in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 430,937 Shares beneficially owned by Mr. Wrubel is approximately $3,640,211, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on each of the Reporting Persons’ respective belief that the Shares, when purchased, represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavour to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 4, 2013, Quinpario, on behalf of the Reporting Persons (collectively, the “Quinpario Group”), delivered a letter to the Issuer’s Chairman and CEO, Zsolt Rumy, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, in order to solicit the Issuer’s cooperation in working with Quinpario to create long-term, sustainable shareholder value for all shareholders of the Issuer.  In the letter, Quinpario stated that it has been following the Issuer closely for some time and has devoted considerable time and resources to analyzing the Issuer’s product offerings, operational performance and corporate structure, as well as the competitive environment in the carbon fiber space.  The letter reported that the Quinpario Group’s substantial investment in the Issuer is based upon extensive due diligence, which has led Quinpario to conclude that the Issuer is failing to deliver fully on its potential.  As such, Quinpario believes that an opportunity exists to dramatically improve the Issuer’s operational performance, unlock the Issuer’s significant growth potential and enhance shareholder value.

By way of background, the letter noted that Quinpario is an investment and operating company founded by former senior executives of Solutia, Inc.  The letter further described how these senior executives were able to successfully transform Solutia from a domestic commodity chemical company to a pure-play global specialty player with world-leading market positions across automotive, aviation, energy, construction and a host of other related industries.  In doing so, these senior executives were able to create substantial value for shareholders of Solutia.

CUSIP NO. 98975W104

The letter noted that Quinpario’ analysis of the carbon fiber industry, generally, and the Issuer, specifically, has confirmed that the Issuer has exceptional technology, product offerings and a strong customer base in the wind and aircraft brake markets, but has yet to realize the full potential consistent with its strong technical capabilities.  Quinpario stated that there exists, therefore, a unique and compelling opportunity for Quinpario to work together with the Issuer in key areas in order to accelerate global growth, market penetration, application development and improved financial performance across the Issuer’s existing and targeted markets.

Quinpario noted in the letter that it has previously attempted to engage in meaningful discussions with the Board regarding strategic alternatives to maximize shareholder value.  In a letter to Mr. Rumy and the Board in November 2012, Quinpario outlined two strategic alternatives that it believed would create substantial value for all shareholders: (i) an acquisition by Quinpario of all of the outstanding shares of the Issuer at a price per share in the mid-teens; or (ii) a recapitalization whereby Quinpario would make an equity investment in the Issuer that, along with a new credit facility, would fund a sizeable special cash dividend, thereby providing existing shareholders immediate monetization and an opportunity to participate in the future upside of the Issuer.  Quinpario was disappointed that the only response it received was in the form of a letter from the Issuer’s legal counsel, who indicated that Quinpario’ letter and interest had only been “informally” shared with the other members of the Board and that the Issuer was unwilling to engage with Quinpario.  Quinpario found this response troubling given the substantial value to shareholders offered by each of Quinpario’ proposed alternatives.

The letter stated that Quinpario has continued to closely monitor developments at the Issuer, with an eye towards the Issuer’s strategic execution, operational and financial performance and share price performance.  Quinpario stated that over the past several months, it has become even more apparent that the Issuer is underperforming and that a significant opportunity exists to dramatically improve operational performance and enhance shareholder value.  Quinpario stated that Issuer’s recent presentation at the annual meeting brought this fact into even clearer focus as the Issuer’s analysis of where the Issuer is today, compared to 2008, seemed misguided at best.  Quinpario noted that Mr. Rumy, like many other shareholders, must be frustrated by the fact that no shareholder value has been created over the past several years, and stated that this lack of value creation rests squarely with the underperformance of the business and is not due to misinformed analysts or short-sellers, as the Issuer would have the investment community believe.

Quinpario noted in the letter that despite five years of heavy investment in capacity expansion and operational improvements, the Issuer’s operational performance continues to stagnate, as evidenced by (i) flat revenue and operating income and (ii) deteriorating gross profit and cash from operations.  Quinpario stated in the letter it believes that this severe underperformance appears to be largely due to (i) heavy investment of capital without adequate financial returns, (ii) unsuccessful execution on the Issuer’s strategic plan for new market and application development, (iii) the Issuer’s failure to diversify operations or exploit new market opportunities, (iv) the Issuer’s unrealistically upbeat assessment of its operational performance and continued failure to meet street expectations, and (v) the failure to develop a globally-oriented organization to take the Issuer to the next level.   It is therefore not surprising, according to Quinpario, that during this same time period, and virtually over any time period, the Issuer’s share price has dramatically underperformed both the S&P 500 market index and its publicly-traded carbon fiber peers.

Despite all of this, Quinpario stated that it continues to strongly believe in the long-term prospects of the Issuer’s business and its significant growth potential.  Quinpario stated that the Issuer is to be commended for its development of the wind and aircraft brake markets and the strong relationships it has built with its important and valued customers in those segments.  However, Quinpario noted, if the Issuer remains committed to the status quo, then the window of opportunity will quickly close as others usurp the Issuer’s valuable market position and its rightful role in the carbon fiber market.  Quinpario stated that allowing this to occur would be a disservice to the Issuer’s employees and shareholders and an inappropriate legacy for what Mr. Rumy has created.

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Quinpario stated it is concerned that not enough is being done to take appropriate actions to address the Issuer’s troubled performance.  Quinpario stated it is even more concerned that the Board was not even willing to formally consider viable strategic options upon presentation last year and that the Issuer’s “just say no” approach is not in the best interests of its shareholders.  In order to address this issue, Quinpario stated it believes that significant and immediate change is required at the Issuer.  To that end, Quinpario stated it has assembled a highly competent and reputable group of shareholders and director candidates, who collectively have (i) deep expertise in dealing with complex financial and operational issues and managing companies in a global environment, (ii) a deep understanding of the commercial process, and (iii) a proven track record of creating shareholder value.  Quinpario reiterated its belief that its team at Quinpario and the members of the Quinpario Group can play a valuable role in helping the Issuer to realize its potential as a leading global performance materials and composite company.  On the other hand, Quinpario stated that left to its own devices, the Issuer will continue to pursue a status quo that has failed to grow the Issuer’s business and create shareholder value.

Quinpario stated that in order to ensure that the shareholders have an opportunity to decide for themselves whether the involvement of Quinpario at the Issuer would be welcome and beneficial in terms of capitalizing on growth opportunities and enhancing the value of their investment, and due to the peculiarities of Missouri law and the Issuer’s governance documents, Quinpario has delivered a letter to the Issuer, a copy of which is enclosed herewith, requesting a special meeting of shareholders (the “Special Meeting”) in accordance with Section 2.02 of the Restated Bylaws (the “Bylaws”) for the following purposes:

(i)	to remove, without cause, all of the directors serving on the Board; and

(ii)
to elect the Quinpario Group’s highly-qualified director candidates, Jeffry N. Quinn, Edgar G. Hotard, Walter Thomas Jagodinski, James P. Heffernan, and Dr. John Rutledge, to the Board to fill the resulting vacancies that would exist in the event that some or all of the current directors are successfully removed.

A copy of the letter requesting that the Issuer call the Special Meeting is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Quinpario stated it would be willing, perhaps, to defer the calling of the Special Meeting if the Board were to immediately agree to engage in good-faith discussions with Quinpario regarding Board representation and its willingness to work with the Quinpario Group to consider strategic alternatives to enhance shareholder value, including a consideration of a potential renewal of the two alternatives previously proposed to the Issuer by Quinpario.

Quinpario concluded by stating that it strongly believes that the Issuer has successfully established industry-leading technical capability, but has significantly underperformed both commercially and financially.  Quinpario stated that unless these shortcomings are immediately addressed, it believes there is little prospect for the Issuer’s share price to achieve meaningful and sustained appreciation.  The Issuer’s share price has underperformed over almost any reasonable measurement period, and Quinpario believes it is time for the Board to take immediate action to address this issue.  Quinpario looks forward to working with Mr. Rumy, senior management, and the Board to address the challenges and opportunities facing the Issuer, and to ensure that the Issuer is run in a manner consistent with the best interests of all its shareholders.

CUSIP NO. 98975W104

In addition to the letter, Quinpario delivered to the Board a copy of a presentation that candidly sets forth in further detail the analysis performed by Quinpario that demonstrates the deterioration in the Issuer’s financial performance and the opportunities that exist to unlock significant value for the benefit of all shareholders.  A copy of the presentation is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management, the Board and the shareholders of the Issuer, regarding the nominations in connection with the Special Meeting and the composition of the Board, generally, and engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning strategic alternatives, changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 34,360,319 Shares outstanding, as of January 28, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 1, 2013.

As of the close of business on March 4, 2013, Quinpario beneficially owned 150,000 Shares, constituting less than 1% of the Shares outstanding.  Mr. Quinn, as the Chairman and Chief Executive Officer of Quinpario, may be deemed to beneficially own the 150,000 Shares owned by Quinpario in addition to the 238,200 he owns personally through a revocable trust, constituting approximately 1.1% of the Shares outstanding.

As of the close of business on March 4, 2013, the Master Fund beneficially owned 213,592 Shares, constituting less than 1% of the Shares outstanding.  As of the close of business on March 4, 2013, 280,636 Shares were held in the Separately Managed Accounts, constituting less than 1% of the Shares outstanding. FrontFour Capital, as the investment manager of the Master Fund and of the Separately Managed Accounts, may be deemed to beneficially own the 494,228 Shares owned in the aggregate by the Master Fund and held in the Separately Managed Accounts.   As of the close of business on March 4, 2013, the Canadian Fund beneficially owned 35,564 Shares, constituting less than 1% of the Shares outstanding.  FrontFour Corp., as the investment manager of the Canadian Fund, may be deemed to beneficially own the 35,564 Shares owned by the Canadian Fund.  Each of Messrs. Loukas, Lorber and George, as managing members and principal owners of FrontFour Capital and principal owners of FrontFour Corp., may be deemed to beneficially own the 529,792 Shares owned in the aggregate by the Master Fund and the Canadian Fund and held in the Separately Managed Accounts.

CUSIP NO. 98975W104

As of the close of business on March 4, 2013, JGC Master Fund beneficially owned 704,114 Shares, constituting approximately 2.0% of the Shares outstanding.  Each of JGC, as the investment adviser of JGC Master Fund, JGC Management, as the general partner of JGC, and Mr. Goldman, as the President of JGC and sole director of JGC Management, may be deemed to beneficially own the 704,114 Shares owned by JGC.

As of the close of business on March 4, 2013, Scoggin Capital beneficially owned 577,000 Shares, constituting approximately 1.7% of the Shares outstanding.  As of the close of business on March 4, 2013, Scoggin International beneficially owned 577,000 Shares, constituting approximately 1.7% of the Shares outstanding.  As of the close of business on March 4, 2013, Scoggin Worldwide beneficially owned 273,553 Shares, constituting less than 1% of the Shares outstanding.  Scoggin LLC, as the investment manager of Scoggin Capital and Scoggin International and the investment sub-manager of equity and event-driven investing for Scoggin Worldwide, may be deemed to beneficially own the 1,427,553 Shares owned in the aggregate by Scoggin Capital, Scoggin International and Scoggin Worldwide.  Each of Old Bellows, as the investment manager of Scoggin Worldwide, Old Bell Associates, as the general partner of Old Bellows, and Mr. Chodry, as the managing member of Old Bell Associates, may be deemed to beneficially own the 273,553 Shares owned by Scoggin Worldwide.  Each of Messrs. Effron and Schenker, as the managing members of Scoggin LLC, may be deemed to beneficially own the 1,427,553 Shares owned in the aggregate by Scoggin Capital, Scoggin International and Scoggin Worldwide.

As of the close of business on March 4, 2013, Mr. Wrubel beneficially owned 430,937 Shares, constituting approximately 1.4% of the Shares outstanding.

As of the close of business on March 4, 2013, none of Messrs. Jagodinski, Heffernan and Hotard beneficially owned any Shares.

An aggregate of 3,480,596 Shares, constituting approximately 10.1% of the Shares outstanding, are reported in this Schedule 13D.

(b)           By virtue of his position with Quinpario, Mr. Quinn may be deemed to have sole power to vote and dispose of the Shares reported owned by Quinpario.

By virtue of its position with each of the Master Fund and the Separately Managed Accounts, FrontFour Capital may be deemed to have shared power to vote and dispose of the Shares reported owned by the Master Fund and held in the Separately Managed Accounts.  By virtue of its position with the Canadian Fund, FrontFour Corp. may be deemed to have shared power to vote and dispose of the Shares reported owned by the Canadian Fund.  By virtue of their respective positions with FrontFour Capital and FrontFour Corp., each of Messrs. Loukas, Lorber, George and may be deemed to have shared power to vote and dispose of the Shares reported owned by the Master Fund, the Canadian Fund and held in the Separately Managed Accounts.

By virtue of their respective positions with JGC Master Fund, each of JGC, JGC Management and Mr. Goldman may be deemed to have sole power to vote and dispose of the Shares reported owned by JGC.

By virtue of their respective positions with each of Scoggin Capital, Scoggin International and Scoggin Worldwide, each of Scoggin LLC and Messrs. Effron and Schenker may be deemed to have sole power to vote and dispose of the Shares reported owned by Scoggin Capital, Scoggin International and Scoggin Worldwide, respectively. By virtue of their respective positions with Scoggin Worldwide, each of Old Bellows, Old Bell Associates and Mr. Chodry may be deemed to have sole power to vote and dispose of the Shares reported owned by Scoggin Worldwide.

CUSIP NO. 98975W104

Mr. Wrubel has the sole power to vote and dispose of the Shares reported owned by him.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 28, 2013, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things: (i) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (ii) the parties agreed to solicit proxies in favor of the removal of all the directors serving on the Board at the time of the Special Meeting, without cause, and the election of the Nominees, or any other person(s) nominated by the Reporting Persons, to the Board at the Special Meeting (the “Solicitation”), and (iii) the parties agreed that each member of the group will pay directly all pre-approved expenses incurred in connection with the group’s activities, including pre-approved expenses incurred by the group in connection with the Solicitation, on a percentage basis based on each member’s pro rata ownership percentage of the Shares, as adjusted each quarter. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to Chairman and CEO and Board of Directors of Zoltek Companies, Inc., dated March 4, 2013.

99.2	Special Meeting Request dated March 4, 2013.

99.3	Quinpario Partners LLC Presentation on Zoltek Companies, Inc.

99.4
Joint Filing and Solicitation Agreement by and among Quinpario Partners LLC, Jeffry N. Quinn, FrontFour Master Fund, Ltd., FrontFour Opportunity Fund Ltd., FrontFour Capital Group LLC, FrontFour Capital Corp., Stephen Loukas, David A. Lorber, Zachary George, J. Goldman Master Fund, L.P., J. Goldman & Co., L.P., J. Goldman Capital Management, Inc., Jay G. Goldman, Scoggin Capital Management II LLC, Scoggin International Fund Ltd., Scoggin Worldwide Fund Ltd., Scoggin LLC, Old Bellows Partners LP, Old Bell Associates LLC, Dev Chodry, Craig Effron, Curtis Schenker, Arthur Wrubel, Walter Thomas Jagodinski, James P. Heffernan, Edgar G. Hotard, Jeffry N. Quinn and Dr. John Rutledge, dated February 28, 2013.

99.5	Powers of Attorney.

CUSIP NO. 98975W104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2013

QUINPARIO PARTNERS LLC

By:	/s/ Jeffry N. Quinn
	Name:	Jeffry N. Quinn
	Title:	Chief Executive Officer

/s/ Jeffry N. Quinn
JEFFRY N. QUINN, Individually and as Attorney in Fact for Walter Thomas Jagodinski, James P. Heffernan, Edward G. Hotard and Dr. John Rutledge

CUSIP NO. 98975W104

J. GOLDMAN MASTER FUND, L.P.

By:	J. Goldman & Co., L.P. as Investment Adviser

By:	/s/ Jay G. Goldman
	Name:	Jay G. Goldman
	Title:	President

J. GOLDMAN & CO., L. P.

By:	/s/ Jay G. Goldman
	Name:	Jay G. Goldman
	Title:	President

J. GOLDMAN CAPITAL MANAGEMENT, INC.

By:	/s/ Jay G. Goldman
	Name:	Jay G. Goldman
	Title:	Director

/s/ Jay G. Goldman
JAY G. GOLDMAN

CUSIP NO. 98975W104

FRONTFOUR CAPITAL GROUP LLC

By:	/s/ Stephen Loukas
	Name:	Stephen Loukas
	Title:	Authorized Signatory

FRONTFOUR MASTER FUND, LTD

By:	FrontFour Capital Group LLC as Investment Manager

By:	/s/ Stephen Loukas
	Name:	Stephen Loukas
	Title:	Authorized Signatory

FRONTFOUR OPPORTUNITY FUND LTD.

By:	FrontFour Capital Corp. as Investment Manager

By:	/s/ Stephen Loukas
	Name:	Stephen Loukas
	Title:	Authorized Signatory

FRONTFOUR CAPITAL CORP.

By:	/s/ Stephen Loukas
	Name:	Stephen Loukas
	Title:	Authorized Signatory

/s/ Stephen Loukas
STEPHEN LOUKAS, Individually and as Attorney in Fact for David A. Lorber and Zachary George

CUSIP NO. 98975W104

SCOGGIN CAPITAL MANAGEMENT II LLC

By:	Scoggin LLC as Investment Manager

By:	/s/ Craig Effron
	Name:	Craig Effron
	Title:	Member

SCOGGIN INTERNATIONAL FUND LTD.

By:	Scoggin LLC as Investment Manager

By:	/s/ Craig Effron
	Name:	Craig Effron
	Title:	Member

SCOGGIN WORLDWIDE FUND LTD

By:	Old Bellows Partners LP as Investment Manager

By:	Old Bellows Associates LLC as General Partner

By:	/s/ Dev Chodry
	Name:	Dev Chodry
	Title:	Managing Member

SCOGGIN LLC

By:	/s/ Craig Effron
	Name:	Craig Effron
	Title:	Member

OLD BELLOWS PARTNERS LP

By:	Old Bellows Associates LLC as General Partner

By:	/s/ Dev Chodry
	Name:	Dev Chodry
	Title:	Managing Member

CUSIP NO. 98975W104

OLD BELLOWS ASSOCIATES LLC

By:	/s/ Dev Chodry
	Name:	Dev Chodry
	Title:	Managing Member

/s/ Craig Effron
CRAIG EFFRON

/s/ Curtis Schenker
CURTIS SCHENKER

/s/ Dev Chodry
DEV CHODRY

/s/ Arthur Wrubel
ARTHUR WRUBEL

CUSIP NO. 98975W104

SCHEDULE A

Directors and Officers of FrontFour Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Stephen Loukas Managing Member*

David A. Lorber Managing Member*

Zachary George Managing Member*

*Messrs. Loukas, Lorber and George are Reporting Persons and, as such, the information with respect to each of them called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 98975W104

Directors and Officers of FrontFour Opportunity Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Stephen Loukas Principal*

David A. Lorber Principal*

Zachary George Principal*

*Messrs. Loukas, Lorber and George are Reporting Persons and, as such, the information with respect to each of them called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 98975W104

Directors and Officers of FrontFour Capital Corp.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Stephen Loukas Director/ Owner*

David A. Lorber Director/ Owner*

Zachary George Director/ Owner*

*Messrs. Loukas, Lorber and George are Reporting Persons and, as such, the information with respect to each of them called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 98975W104

Directors and Officers of J. Goldman Capital Management, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jay G. Goldman Sole Director*

* Mr. Goldman is a Reporting Person and, as such, the information with respect to Mr. Goldman called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 98975W104

Directors and Officers of Scoggin International Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

Roger Hanson Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

Craig Effron Director*

Curtis Schenker Director*

* Messrs. Effron and Schenker are Reporting Persons and, as such, the information with respect to each of them called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 98975W104

Directors and Officers of Scoggin Worldwide Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

Roger Hanson Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

Craig Effron Director and Vice President*

Curtis Schenker Director and Vice President*

Dev Chodry Director*

* Messrs. Effron, Schenker and Chodry are Reporting Persons and, as such, the information with respect to each of them called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 98975W104

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

QUINPARIO PARTNERS LLC

60,000	7.3872	02/01/2013
65,000	7.2155	02/04/2013
25,000	6.9865	02/05/2013

JEFFRY QUINN
(Through Revocable Trust)

75,000	7.5121	02/05/2013
115,000	7.0943	02/06/2013
40,000	7.9080	02/21/2013
8,200	8.4724	02/22/2013

FRONTFOUR CAPITAL GROUP LLC
(Through the Separately Managed Accounts)

15,315	7.6146	02/06/2013
6,430	7.6146	02/06/2013
5,515	7.6146	02/06/2013
1,531	7.6057	02/07/2013
643	7.6057	02/07/2013
552	7.6057	02/07/2013
15,224	7.9861	02/11/2013
6,392	7.9861	02/11/2013
5,482	7.9861	02/11/2013
3,400	7.9954	02/12/2013
1,427	7.9954	02/12/2013
1,224	7.9954	02/12/2013
7,045	8.1598	02/13/2013
2,958	8.1598	02/13/2013
2,537	8.1598	02/13/2013
6,120	8.4338	02/14/2013
2,586	8.4338	02/14/2013
2,226	8.4338	02/14/2013
9,180	8.0850	02/21/2013
3,879	8.0850	02/21/2013
3,339	8.0850	02/21/2013
22,236	8.6071	02/22/2013
9,396	8.6071	02/22/2013
8,088	8.6071	02/22/2013
26,744	9.4286	02/25/2013
11,301	9.4286	02/25/2013

CUSIP NO. 98975W104

9,728	9.4286	02/25/2013
15,215	9.1717	02/27/2013
12,100	9.1717	02/27/2013
19,780	9.3274	02/28/2013
15,729	9.3274	02/28/2013
7,608	8.9725	03/01/2013
6,049	8.9725	03/01/2013

FRONTFOUR MASTER FUND, LTD.

19,285	7.6146	02/06/2013
1,928	7.6057	02/07/2013
19,170	7.9861	02/11/2013
4,282	7.9954	02/12/2013
8,871	8.1598	02/13/2013
7,684	8.4338	02/14/2013
11,526	8.0850	02/21/2013
27,918	8.6071	02/22/2013
33,579	9.4286	02/25/2013
19,220	9.1717	02/27/2013
24,986	9.3274	02/28/2013
9,610	8.9725	03/01/2013
15,923	8.8259	03/04/2013

FRONTFOUR OPPORTUNITY FUND LTD.

3,455	7.6146	02/06/2013
346	7.6057	02/07/2013
3,434	7.9861	02/11/2013
767	7.9954	02/12/2013
1,589	8.1598	02/13/2013
1,384	8.4338	02/14/2013
2,076	8.0850	02/21/2013
5,029	8.6071	02/22/2013
6,048	9.4286	02/25/2013
3,465	9.1717	02/27/2013
4,505	9.3274	02/28/2013
1,733	8.9725	03/01/2013

J. GOLDMAN MASTER FUND, L.P.

49,845	7.8255	02/07/2013
230,000	7.6146	02/08/2013
16,202	8.0187	02/11/2013
23,000	8.1598	02/13/2013
27,000	8.4497	02/14/2013
30,000	8.0850	02/21/2013
72,667	8.6071	02/22/2013
121,500	9.4286	02/25/2013
33,900	8.8254	02/26/2013
50,000	9.1717	02/27/2013
25,000	9.3274	02/28/2013
25,000	8.9725	03/01/2013

CUSIP NO. 98975W104

SCOGGIN CAPITAL MANAGEMENT II LLC

552,000	8.4970	03/04/2013
25,000	9.2800	03/04/2013

SCOGGIN INTERNATIONAL FUND, LTD.

552,000	8.4970	03/04/2013
25,000	9.2800	03/04/2013

SCOGGIN WORLDWIDE FUND, LTD.

273,553	8.4970	03/04/2013

ARTHUR WRUBEL

162,000	7.6146	02/06/2013
28,771	8.4338	02/14/2013
30,000	8.0850	02/21/2013
72,666	8.6070	02/22/2013
92,500	9.4290	02/25/2013
10,000	8.8065	02/26/2013
10,000	9.1717	02/27/2013
25,000	9.3874	02/28/2013